Exhibit 12.1

HUBBELL INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
Using Filed 10-K Interest Expense	2010	2011	2012	2013	2014	2015
Computation of Earnings:
Earnings	320.4	389.8	441.8	473.8	485.5	418.6
Fixed Charges	38.5	38.1	38.1	38.5	39.4	39.6
Total Earnings	358.9	427.9	479.9	512.3	524.9	458.2
Computation of Fixed Charges:
Interest Expense	31.1	30.9	30.8	30.8	31.2	31.0
Interest Portion of Rent Expense	7.4	7.2	7.3	7.7	8.2	8.6
Total Fixed Charges	38.5	38.1	38.1	38.5	39.4	39.6
Ratio of Earnings to Fixed Charges	9.3	11.2	12.6	13.3	13.3	11.6

Hubbell Incorporated (“Hubbell”) has calculated the ratio of earnings to fixed charges by dividing “earnings,” consisting of income from continuing operations before income taxes and fixed charges for the periods indicated, by Hubbell’s “fixed charges,” consisting of interest expense (which includes interest on indebtedness, the amortization of discounts, and the amortization of capitalized debt issuance costs) and the portion of estimated rents that Hubbell believes to be representative of the interest factor (one-third of rental expense), in each case for the periods indicated.